6330 McLeod Drive, Suite 7
                                                            Las Vegas, NV 89120





                                January 7, 2006

VIA HAND DELIVERY

Murray Conradie
Chairman/Chief Executive Officer
South Texas Oil Company
900 NE Loop 410, Suite E-121
San Antonio, Texas 78209

Re:    Resignation from South Texas Oil Company

Dear Murray,

       I have enjoyed my tenure as Chief Financial Officer and Director of South Texas Oil Company. Together, we have helped grow the company into an outstanding organization with truly tremendous opportunities ahead. However, my own personal accounting practice and other professional interests are expanding, and I am unable to continue to give South Texas Oil Company the full-time attention it deserves. Therefore, pursuant to Sections 1.2 and 8.3 of my Employment Agreement dated April 1, 2004, please allow this letter to serve as written notification of my resignation as the Chief Financial Officer and Director of South Texas Oil Company, to be effective February 7, 2006.

       I have not had any disagreements with management or the company on any matter relating to the company's operations, policies or practices. To the contrary, I have tremendous appreciation for you and the rest of the Board for the opportunities presented to me, and I look forward to fulfilling the term of my Agreement as an Advisor and Consultant to South Texas Oil Company, pursuant to Sections 1.2 and 8.3 of the Employment Agreement.

       I look forward to a continued relationship with the company and to the endeavors and successes that are sure to be in our future.

                                        Best regards,


                                        /s/Jason F. Griffith, CPA
					--------------------------

                                        Jason F. Griffith, CPA

cc:    Board of Directors, South Texas Oil Company